Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended	Year Ended
	March 31, 2016	December 31, 2015
Earnings:
(Loss) income before income taxes	$(4,780)	$171,264
Add (deduct):
Fixed charges	33,183	70,067
Capitalization of interest, net of amortization	(308)	(161)

Earnings available for fixed charges (a)	$28,095	$241,170

Fixed charges:
Interest expense	$25,668	$45,474
Capitalized interest and tax interest	432	511
One third of rental expense (1)	7,083	24,082

Total fixed charges (b)	$33,183	$70,067

Ratio of earnings to fixed charges (a/b) (2)	0.85	3.44

(1) Considered to be representative of interest factor in rental expense.

(2)	The Company incurred a loss before income taxes for the three months ended March 31, 2016. As a result, our earnings were insufficient to cover our fixed charges by approximately $5.1 million.